ORGANOVO HOLDINGS, INC.

February 20, 2020

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Acceleration Request of Organovo Holdings, Inc.

Registration Statement on Form S-4, as amended

Filed on December 23, 2019 (File No. 333-235683)

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Organovo Holdings, Inc. (the “Company”) hereby requests acceleration of the effective date of the Registration Statement on Form S-4 (File No. 333-235683), as amended (the “Registration Statement”), so that it may become effective at 9:00 a.m. Eastern Time on February 24, 2020, or as soon as possible thereafter.

The Company hereby authorizes Jeff Thacker, Esq. of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Attorney Thacker at (858) 436-8064 and that such effectiveness also be confirmed in writing. Any questions regarding this request may be addressed to Attorney Thacker.

Very truly yours,

ORGANOVO HOLDINGS, INC.

/s/ Taylor Crouch
Taylor Crouch
President and Chief Executive Officer

cc:	Craig Kussman
Jennifer Bush
Organovo Holdings, Inc.

Jeffrey C. Thacker

Jeffrey R. Vetter

Ryan J. Gunderson

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Andrew J. Fromkin

Tarveda Therapeutics, Inc.

Miguel J. Vega

Marianne C. Sarrazin

Cooley LLP